UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate

London EC2M 3TQ

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Earnings Results

On May 16, 2024, Marex Group plc (the “Company”) issued a press release titled “Marex Group plc Full Year 2023 Results and Q1 2024 Update.” A copy of the press release is furnished as Exhibit 99.1 herewith.

UK Annual Report to Shareholders

On May 16, 2024, the Company published its UK Annual Report 2023 to Shareholders. The UK Annual Report 2023 to Shareholders is furnished as Exhibit 99.2 herewith.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release dated May 16, 2024 titled “Marex Group plc Full Year 2023 Results and Q1 2024 Update”

99.2	UK Annual Report 2023 to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: May 16, 2024	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer